                               ScanSource, Inc.
                            6 Logue Court, Suite G
                       Greenville, South Carolina 29615



                                March 24, 1997


VIA EDGAR TRANSMISSION AND FACSIMILE
------------------------------------
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attn: Ms. Julie Brimmer and Filing Desk

        RE: Registration Statement on Form S-1 (File No. 333-20231) filed January 23, 1997, as amended by Amendment No. 1 to Form S-1 filed February 12, 1997 and Amendment No. 2 to Form S-1 filed
             February 28, 1997; Declared Effective on March 17, 1997

Ladies and Gentlemen:

        The Registrant has determined that, under current market conditions, it would be in the Registrant's best interest to withdraw the above-described Registration Statement relating to its proposed offering of 2,000,000 shares (2,300,000 shares if the underwriters' over-allotment option were fully exercised) of common stock.

        Accordingly, the Registrant hereby requests the Commission's order granting withdrawal of such Registration Statement pursuant to Rule 477, with such order to be dated the date hereof or soon as practicable hereafter. This request for withdrawal is executed pursuant to Rule 478(c).


                                        Very truly yours,

                                        SCANSOURCE, INC.


                                        By: /s/ JEFFERY A. BRYSON
                                           -------------------------------------
                                           Jeffery A. Bryson
                                           Chief Financial Officer and Agent for
                                           Service of Process Named in the
                                           Registration Statement